                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. ____)

                            INTERALLIED GROUP, INC.
                            -----------------------
                               (Name of Issuer)

                    COMMON STOCK, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   458381100
                                   ---------
                                (CUSIP Number)

                           Dr. Floyd H. Chilton, III
                         c/o Pilot Therapeutics, Inc.
                                  Albert Hall
                           101 North Chestnut Street
                      Winston-Salem, North Carolina 27101
                        Telephone No.:  (336) 725-2222
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With Copies to:
                            Edmond P. Murphy, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                        Telephone No.:  (212) 309-1000

                                August 24, 2001
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rule 13d-1(e), 13d-1(f) or
                    13d-1(g), check the following box [_].

                               Page 1 of 9 Pages
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----------------------------                     -----------------------------
 CUSIP No. 458381100              13D             Page 2 of 9 Pages
----------------------------                     -----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Dr. Floyd H. Chilton, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,532,833
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             422,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,532,833
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          422,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,955,333
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.00%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------





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     Dr. Floyd H. Chilton, III ("Dr. Chilton") is filing this Statement on
Schedule 13D (this "Schedule 13D") in connection with his beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of Interallied Group, Inc., a Nevada corporation (the "Company"). As described in this Schedule 13D, some of the shares of Common Stock that may be deemed to be indirectly beneficially owned by Dr. Chilton are directly beneficially owned by one of the following persons or entities: (i) Susan A. Chilton, (ii) Joshua Andrew Chilton Asset Management Trust, (iii) Sarah Mae Chilton Asset Management Trust, (iv) Shane Paul Chilton Asset Management Trust, (v) Candice Marie Chilton Asset Management Trust and (vi) Ruby J. Chilton. Dr. Chilton expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this Schedule 13D shall not be deemed to be an admission that Dr. Chilton is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

Item 1.  Security and Issuer.
         --------------------

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of the Company. The principal executive offices of the Company are located at Albert Hall, 101 North Chestnut Street, Winston-Salem, North Carolina 27101.

Item 2.  Identity and Background.
         ------------------------

     (a)-(c) This statement is being filed on behalf of Dr. Chilton. Dr. Chilton is presently employed as President, Chief Executive Officer and Chief Scientific Officer of the Company and of Pilot Therapeutics, Inc., a North Carolina corporation and a subsidiary of the Company ("PTI"). The business address of Dr. Chilton is c/o Pilot Therapeutics, Inc., Albert Hall, 101 North Chestnut Street, Winston-Salem, North Carolina 27101.

     (d)-(e) During the last five years, Dr. Chilton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)     Dr. Chilton is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Pursuant to the Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of PTI named therein (the "Stock Exchange Agreement"), a copy of which is attached hereto as Exhibit 2.1 and which is incorporated herein by reference, on August 24, 2001, Dr. Chilton acquired from the Company (i) 1,527,000 shares of Common Stock in exchange for 763,500 shares of PTI common stock and (ii) as further described in item 6 hereof, options to purchase 33,000 shares of Common Stock in exchange for options to purchase 16,500 shares of PTI common stock.

                               Page 3 of 9 Pages
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     Also pursuant to the Stock Exchange Agreement, Dr. Chilton may be deemed to have indirectly acquired an additional 422,500 shares of Common Stock that were directly acquired from the Company by the following persons and entities: (i) Susan A. Chilton (7,500 shares in exchange for 3,750 PTI shares), (ii) Joshua Andrew Chilton Asset Management Trust (100,000 shares in exchange for 50,000 PTI shares), (iii) Sarah Mae Chilton Asset Management Trust (100,000 shares in exchange for 50,000 PTI shares), (iv) Shane Paul Chilton Asset Management Trust (100,000 shares in exchange for 50,000 PTI shares), (v) Candice Marie Chilton Asset Management Trust (100,000 shares in exchange for 50,000 PTI shares) and
(vi) Ruby J. Chilton (15,000 shares in exchange for 7,500 PTI shares).

     Dr. Chilton expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this Schedule 13D shall not be deemed to be an admission that Dr. Chilton is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this
Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

Item 4.  Purpose of Transaction.
         -----------------------

     Dr. Chilton's purpose in acquiring the shares of Common Stock reported in item 5(a) hereof is for investment. Except for occasional gifts and other transactions among family members: (i) Dr. Chilton intends to hold for investment all of the shares of Common Stock that he owns and (ii) Dr. Chilton has no present plans to acquire additional shares, or to dispose of any shares, of Common Stock; provided that Dr. Chilton reserves the right to buy or sell shares of Common Stock from time to time.

     Except as set forth above, Dr. Chilton does not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a)     The aggregate number of shares of Common Stock to which this
Schedule 13D relates is 1,955,333 shares (including 5,333 shares that Dr. Chilton has the right to acquire within 60 days pursuant to the exercise of certain options as described in item 6 hereof), representing 20.00% of the 9,774,284 outstanding shares of Common Stock (the number of outstanding shares

                               Page 4 of 9 Pages
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includes the 5,333 shares that Dr. Chilton has the right to acquire within 60 days). Dr. Chilton directly beneficially owns 1,532,833 of these shares (including the 5,333 shares that Dr. Chilton has the right to acquire within 60 days), representing 15.68% of the outstanding shares. Dr. Chilton may be deemed to indirectly beneficially own an additional 422,500 shares, representing 4.32% of the outstanding shares, that are directly beneficially owned by the following persons and entities: (i) Susan A. Chilton (7,500 shares, 0.08% of outstanding shares), (ii) Joshua Andrew Chilton Asset Management Trust (100,000 shares, 1.02% of outstanding shares), (iii) Sarah Mae Chilton Asset Management Trust (100,000 shares, 1.02% of outstanding shares), (iv) Shane Paul Chilton Asset Management Trust (100,000 shares, 1.02% of outstanding shares), (v) Candice Marie Chilton Asset Management Trust (100,000 shares, 1.02% of outstanding shares) and (vi) Ruby J. Chilton (15,000 shares, 0.15% of outstanding shares). Dr. Chilton expressly disclaims beneficial ownership of any shares of Common Stock other than those shares directly beneficially owned by him. The filing of this Schedule 13D shall not be deemed to be an admission that Dr. Chilton is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D other than those shares of Common Stock directly beneficially owned by him.

     (b) Dr. Chilton has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, those shares of Common Stock reported as being directly beneficially owned by him in item 5(a) hereof. Dr. Chilton has (together with the direct beneficial owner thereof) the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, those shares of Common Stock reported as being indirectly beneficially owned by him in item 5(a) hereof.

     (c) Dr. Chilton's only transactions in shares of Common Stock during the past 60 days were (i) the consummation of the share exchange pursuant to the Stock Exchange Agreement described in item 3 hereof and (ii) the receipt of options in connection with the assumption by the Company of certain options previously granted to Dr. Chilton by PTI and the conversion thereof described in item 6 hereof.

     (d)    Not applicable.

     (e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     Under the terms of the Stock Exchange Agreement, on August 24, 2001 (the date that PTI became a subsidiary of the Company, hereinafter referred to as the "Closing Date"), the Company (i) assumed the PTI's 1998 Stock Option Plan (the "PTI Option Plan"), renaming it the "Interallied Group, Inc. Stock Option Plan,"
(ii) assumed all outstanding stock option grants made under that plan prior to the Closing Date and (iii) converted the stock that can be purchased under the assumed stock option grants from PTI common stock to Common Stock.

     The Stock Exchange Agreement provides that each outstanding stock option grant assumed by the Company thereunder will continue to have, and be subject to, the same terms and conditions as applied to those grants immediately prior to the Closing Date, except that (i) each

                               Page 5 of 9 Pages
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such stock option grant will be exercisable (or will become exercisable in accordance with its terms) for shares of Common Stock equal to twice the number of shares of PTI common stock issuable (upon exercise) under the option immediately prior to the Closing Date and (ii) the per share exercise price for the shares of Common Stock issuable under such option (upon exercise) will be equal to one-half of the per share exercise price for PTI common stock under the option immediately prior to the Closing Date (rounded to the nearest whole cent). Notwithstanding clause (ii) above, the per share exercise price for Common Stock under each assumed option that is intended to be an "incentive stock option" (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) under the PTI Option Plan will be adjusted as required by Section 424(a) of the Code so as not to constitute a modification of the option within the meaning of Section 424(h) of the Code. A copy of the PTI Option Plan (which, subject to the amendments described in the preceding paragraphs, is now the Interallied Group, Inc. Stock Option Plan) is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

     Immediately prior to the Closing Date, Dr. Chilton owned options to purchase 15,000 shares of PTI common stock at an exercise price per share of $0.85, and the options were then exercisable for 1,667 shares with the remaining 13,333 shares vesting in monthly increments of 417 shares commencing September 10, 2001. Pursuant to the Stock Exchange Agreement, effective as of the Closing Date, these options were assumed by the Company and converted into the right to purchase 30,000 shares of Common Stock at an exercise price per share of $0.425, and the options are currently exercisable for 3,334 shares with the remaining 26,666 shares vesting in monthly increments of 834 shares commencing September 10, 2001. In addition, effective as of the Closing Date, PTI granted to Dr. Chilton options to purchase 1,500 shares of PTI common stock at an exercise price per share of $5.00, which options were then exercisable for 167 shares with the remaining 1,333 shares vesting in quarterly increments of 167 shares commencing November 9, 2001. Pursuant to the Stock Exchange Agreement, these options were immediately assumed by the Company and converted into the right to purchase 3,000 shares of Common Stock at an exercise price per share of $2.50, with the options currently exercisable for 333 shares with the remaining 2,667 shares vesting in quarterly increments of 333 shares commencing November 9, 2001. Dr. Chilton has the right to acquire 5,333 shares of Common Stock within 60 days of the date hereof through the exercise of options described in this paragraph, and these shares are included in the total number of shares of Common Stock reported as being directly beneficially owned by him in item 5(a) hereof.

     On August 24, 2001, the Company's board of directors approved the Interallied Group, Inc. 2001 Stock Incentive Plan (the "Stock Incentive Plan") and directed to the Company to seek shareholder approval of the Stock Incentive Plan. As of August 24, 2001, no awards have been made under the Stock Incentive Plan. A copy of the Stock Incentive Plan is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

     Other than the Stock Exchange Agreement, the Interallied Group, Inc. Stock Option Plan and the Stock Incentive Plan, Dr. Chilton does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

                               Page 6 of 9 Pages

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

     The following documents are being filed as exhibits to this Schedule 13D and are each incorporated herein by reference:

     Exhibit 2.1 Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2001 and incorporated herein by reference).

     Exhibit 10.1  Pilot Therapeutics, Inc. 1998 Stock Option Plan.

     Exhibit 10.2  Interallied Group, Inc. 2001 Stock Incentive Plan.

                               Page 7 of 9 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 24, 2001                  /s/ Dr. Floyd H. Chilton, III
                                       ---------------------------------------
                                       Dr. Floyd H. Chilton, III

                               Page 8 of 9 Pages
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                                 EXHIBIT INDEX
                                 -------------

Exhibit No.      Exhibit Description
-----------      -------------------

Exhibit 2.1 Stock Exchange Agreement, dated as of August 1, 2001, between the Company and the shareholders of Pilot Therapeutics, Inc. named therein (previously filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2001 and incorporated herein by reference).

Exhibit 10.1     Pilot Therapeutics, Inc. 1998 Stock Option Plan.

Exhibit 10.2     Interallied Group, Inc. 2001 Stock Incentive Plan.

                               Page 9 of 9 Pages